EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

($ in millions)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Nine Months Ended September 30, 2008
EARNINGS:
Income (loss) before income taxes and Cumulative effect of accounting change	$501	$805	$1,493	$3,255	$2,341	$2,575
Interest expense (a)	148	162	221	299	379	249
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	(1)	1	(3)	21	36
Amortization of capitalized interest	3	5	10	19	39	45
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4	6	9	13	17	16

Earnings	$656	$977	$1,734	$3,583	$2,797	$2,921

FIXED CHARGES:
Interest expense	$148	$162	$221	$299	$379	$249
Capitalized interest	13	36	79	179	269	307
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4	6	9	13	17	16

Fixed Charges	$165	$204	$309	$491	$665	$572

Preferred Stock Dividends
Preferred Dividend Requirements	$22	$40	$42	$89	$94	$27
Ratio of income before provision for taxes to net income (c)	1.61	1.56	1.57	1.62	1.61	1.63

Subtotal – Preferred Dividends	$36	$62	$66	$144	$151	$44
Combined Fixed Charges and Preferred Dividends	$201	$266	$375	$635	$816	$616
Ratio of Earnings to Fixed Charges	4.0	4.8	5.6	7.3	4.2	5.1
Insufficient coverage	$—	$—	$—	$—	$—	$—
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.3	3.7	4.6	5.6	3.4	4.7
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives.

(b)	Amortization of bond discount is excluded since it is included in interest expense.

(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.